UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Immunogen, Inc.

File No. 0-17999 - CF#37158

Immunogen, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the exhibits to the filings listed below.

Based on representations by Immunogen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3	10-Q	February 8, 2007	through February 8, 2026
10.1	10-Q	May 9, 2007	through February 8, 2026
10.2	10-Q	May 9, 2007	through February 8, 2026
10.1	10-Q	May 7, 2009	through February 8, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary